SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 14, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F- [  ]  Form 40-F- [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes: [  ]     No: [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

First quarterly financial statements
Confirmation of mailing
Press Release
Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 14, 2004	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

FIRST QUARTER REPORT

MARCH 31, 2004

IVANHOE MINES LTD.

Consolidated Balance Sheets

	March 31,	December 31,
(Stated in U.S. $000’s)	2004	2003
	(Unaudited)	(Note 1 (b))
ASSETS
Current
Cash	$61,115	$108,177
Investments	50,000	50,000
Accounts receivable	8,069	6,790
Broken ore on leach pads	6,725	6,181
Inventories	16,754	21,289
Prepaid expenses	4,509	3,406

	147,172	195,843
Long-term investments	13,105	14,716
Mining property, plant and equipment	154,551	154,922
Other mineral property interests	49,664	49,796
Other capital assets	9,411	7,990
Future income taxes	1,719	1,781
Other assets	31,611	30,674

	$407,233	$455,722

LIABILITIES
Current
Accounts payable and accrued liabilities	$33,160	$53,272
Current portion of asset retirement obligations	388	388
Current portion of long-term debt	11,517	15,301

	45,065	68,961
Loan payable to related parties	5,088	5,088
Long-term debt	6,693	6,878
Other liabilities	19,533	19,423
Future income taxes	14,312	14,309
Non-controlling interest	5,697	5,816

	96,388	120,475

SHAREHOLDERS’ EQUITY
Share capital
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 271,421,877 (2003-265,440,052) common shares	770,606	719,289
Special warrants	—	49,975
Additional paid-in capital	404	404
Contributed surplus	8,172	6,044
Deficit	(468,337)	(440,465)

	310,845	335,247

	$407,233	$455,722

APPROVED BY THE BOARD:

/s/ John Weatherall	/s/ Kjeld Thygesen

Director	Director

IVANHOE MINES LTD.

Consolidated Statements of Operations

	Three months ended March 31,
(Stated in U.S. $000’s)	2004	2003
(Unaudited)		(Note 1 (b))
Revenue	$27,752	$20,548
Cost of operations	(23,652)	(17,875)
Depreciation and depletion	(2,288)	(2,152)

Operating profit	1,812	521
Expenses
General and administrative	(5,352)	(2,982)
Interest on long-term debt	(536)	(644)
Exploration expenses	(20,662)	(10,807)
Depreciation	(462)	(249)

Loss before the following	(25,200)	(14,161)
Other income (expenses)
Mining property shut-down costs	(1,046)	(857)
Interest income	464	331
Foreign exchange gain (loss)	(1,921)	2,405
Gain on sale of investments	1,248	4,625
Share of loss of significantly influenced investee	(398)	(229)
Other	(126)	11

	(1,779)	6,286

Loss before income and capital taxes and non-controlling interest	(26,979)	(7,875)
Provision for income and capital taxes	(1,012)	(1,084)

Loss before non-controlling interest	(27,991)	(8,959)
Non-controlling interest	119	—

Net loss	$(27,872)	$(8,959)

Loss per share
Basic	$(0.10)	$(0.04)
Diluted	$(0.10)	$(0.04)

Weighted average number of shares outstanding (in 000’s)
Basic	271,370	218,109
Diluted	271,370	218,109

IVANHOE MINES LTD.

Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars)
(unaudited)

	Share Capital			Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total
Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247
Shares issued for:
Exercise of special warrants	5,760,000	49,975	(49,975)	—	—	—	—
Exercise of stock options	92,500	218	—	—	(59)	—	159
Share purchase plan	2,952	24	—	—	—	—	24
Consulting fees	126,373	1,100	—	—	—	—	1,100
Stock compensation charged to operations	—	—	—	—	2,187	—	2,187
Net loss	—	—	—	—	—	(27,872)	(27,872)

Balances, March 31, 2004	271,421,877	$770,606	$0	$404	$8,172	$(468,337)	$310,845

IVANHOE MINES LTD.

Consolidated Statements of Cash Flows

	Three months ended March 31,
(Stated in U.S. $000’s)	2004	2003
(Unaudited)		(Note 1 (b))
OPERATING ACTIVITIES
Net loss	$(27,872)	$(8,959)
Items not involving use of cash
Depreciation and depletion	2,750	2,400
Non-cash interest expense	344	272
Unrealized foreign exchange loss (gain)	(37)	(1,572)
Share of loss of significantly influenced investee	398	229
Expenditures on deferred stripping costs	(2,918)	(2,886)
Provision for employee entitlements	421	217
Gain on sale of investments	(1,248)	(4,625)
Non-cash stock-based compensation	2,187	257
Non-controlling interest	(119)	—
Provision for income taxes	843	—
Future income taxes	65	880
(Decrease) increase in non-current portion of royalty payable	(431)	93

	(25,617)	(13,694)
Net change in non-cash operating working capital items (Note 7(c))	1,754	(2,244)

	(23,863)	(15,938)

INVESTING ACTIVITIES
Proceeds from sale of investments	2,461	6,709
Expenditures on mining property, plant and equipment	(1,917)	(1,423)
Expenditures on other mineral property interests	(20,009)	(4,000)
Expenditures on other capital assets	(1,742)	(101)
Expenditure on other assets	(13)	(11)
Restricted cash	1,996	5,221

	(19,224)	6,395

FINANCING ACTIVITIES
Share capital and special warrants issued	183	11,804
Repayment of long-term debt	(3,764)	(3,707)

	(3,581)	8,097

EFFECT OF FOREIGN EXCHANGE ON CASH	(394)	2,271

NET CASH (OUTFLOW) INFLOW	(47,062)	825
CASH, BEGINNING OF PERIOD	108,177	35,445

CASH, END OF PERIOD	$61,115	$36,270

Cash is comprised of:
Cash on hand and demand deposits	$35,884	$5,831
Short-term money market instruments	25,231	30,439

	$61,115	$36,270

Supplementary information (Note 7)

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

(a)	These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2003 (the “Annual Financial Statements”). The financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements. Certain of the comparative figures have been reclassified to conform with the presentation in the Annual Financial Statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

(b)	The comparatives figures in these interim financial statements have been restated to give retroactive effect to the accounting change with respect to asset retirement obligations as described in Note 3 (a) of the annual financial statements for the year ended December 31, 2003. This change has resulted in an increase of $505,000 ($0.00 per share) in the net loss for the three months ended March 31, 2003.

2.	MYANMAR IVANHOE COPPER COMPANY LIMITED (“JVCo”)

The Annual Financial Statements disclosed that at December 31, 2003, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement.

During the three-month period ended March 31, 2004, JVCo made a debt repayment of approximately $8.1 million and did not contribute any funds into the debt service account. JVCo should have contributed an amount of approximately $8.0 million into the debt service account, as it should have covered the next principal and interest payments due at the end of August 2004. Management of the JVCo is of the opinion that JVCo will make the next semi-annual debt payment due at the end of August 2004 and that the lenders will not demand repayment of the loan, notwithstanding the foregoing. There is no assurance, however, that the lenders will not make such a demand. Accordingly, as required by GAAP, the entire amount of Ivanhoe Mines’ share of JVCo’s loan payable aggregating $11,250,000 at March 31, 2004 and $15,000,000 at December 31, 2003 has been included in current liabilities.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

3.	ABM MINING LIMITED (“ABM”)

During 2003, ABM advised Ivanhoe Mines that ABM would require additional capital in order to supplement its anticipated cash flow from project operations to cover budgeted operating costs. The funding shortfall was accentuated by the rapid appreciation of the Australian dollar (A$) against the U.S. dollar. During 2003, Ivanhoe Mines made a $7.5 million working capital credit facility available to enable ABM to meet any such shortfalls. At December 31, 2003, the working capital credit facility was fully drawn down. In March 2004, Ivanhoe Mines advanced a further $2.2 million under a new working capital facility, which is also fully drawn down.

In 2004, ABM will likely need to supplement its anticipated cash flow from the Savage River operations with additional capital from external sources in order to cover expected operating costs. The extent of the funding shortfall will largely depend upon fluctuations in foreign currency exchange rates, iron ore prices and ABM’s ability to retain its existing customers. ABM management has advised Ivanhoe Mines that it continues to search for further capital requirements from external sources, but that there is no assurance that it will be successful in doing so. However, a failure to do so may have an adverse effect on ABM’s ability to continue as a going concern.

As at March 31, 2004, the net carrying value of the Savage River operation’s assets and liabilities which are included in these financial statements is $32,318,000 (December 31, 2003 -$34,131,000).

4.	LONG-TERM DEBT

	March 31,	December 31,
	2004	2003
JVCo:
Share of loan payable	$11,250	$15,000
ABM:
Deferred purchase obligation	6,693	6,878
Equipment purchase loans	267	301

	18,210	22,179
Less: Amount included in current liabilities	(11,517)	(15,301)

	$6,693	$6,878

All of the long-term debt is non-recourse to the Company.

5.	SHARE CAPITAL

During the first quarter, 1,650,000 options were granted. These options have lives ranging from five to ten years and vest over five years. The weighted average fair value of the options issued was estimated at Cdn$5.22 per share option at the grant date using the Black-Scholes pricing model. The compensation expense to be recorded for these options is $2.4 million in 2004, of which $1.4 million was recognized in the first quarter.

Also, during the first quarter, 92,500 options were exercised for proceeds of $159,000.

Stock options outstanding at May 7, 2004 totaled 9,878,717 with exercise prices and expiry dates ranging from Cdn $1.20 to Cdn $12.70 and August 8, 2004 to March 30, 2014, respectively. At May 7, 2004, a total of 271,651,568 Common Shares of the Company were outstanding.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

6.	SEGMENTED INFORMATION

THREE MONTHS ENDED MARCH 31, 2004
(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$9,386	$18,366	$—	$—	$27,752
Cost of operations	(2,198)	(21,454)	—	—	(23,652)
Depreciation and depletion	(1,285)	(1,003)	—	—	(2,288)

Operating profit (loss)	5,903	(4,091)	—	—	1,812
General and administrative	(169)	(10)	—	(5,173)	(5,352)
Interest on long-term debt	(227)	(237)	(29)	(43)	(536)
Exploration expenses	—	—	(20,662)	—	(20,662)
Depreciation	—	—	(462)	—	(462)

Income (loss) before the following	5,507	(4,338)	(21,153)	(5,216)	(25,200)
Mining property shut-down costs	—	—	—	(1,046)	(1,046)
Interest income	1	53	41	369	464
Foreign exchange gain (loss)	(60)	(118)	(206)	(1,537)	(1,921)
Gain on sale of investments	—	—	—	1,248	1,248
Share of loss of significantly influenced investee	—	—	—	(398)	(398)
Other income (expenses)	1	(53)	196	(270)	(126)

Income (loss) before income and capital taxes and non-controlling interest	5,449	(4,456)	(21,122)	(6,850)	(26,979)
Provision for income and capital taxes	(890)	32	(15)	(139)	(1,012)

Income (loss) before non-controlling interest	4,559	(4,424)	(21,137)	(6,989)	(27,991)
Non-controlling interest	—	—	119	—	119

Net income (loss)	$4,559	$(4,424)	$(21,018)	$(6,989)	$(27,872)

Expenditures on capital assets	$1,167	$665	$1,747	$89	$3,668

Expenditures on deferred stripping costs	$129	$2,789	$—	$—	$2,918

Total assets	$144,917	$68,034	$80,428	$113,854	$407,233

THREE MONTHS ENDED MARCH 31, 2003
(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$4,580	$15,968	$—	$—	$20,548
Cost of operations	(2,157)	(15,719)	—	—	(17,875)
Depreciation and depletion	(1,205)	(946)	—	—	(2,151)

Operating profit (loss)	1,218	(697)	—	—	521
General and administrative	(140)	(27)	—	(2,815)	(2,982)
Interest on long-term debt	(359)	(235)	(50)	—	(644)
Exploration expenses	—	—	(10,807)	—	(10,807)
Depreciation	—	—	(249)	—	(249)

Income (loss) before the following	719	(958)	(11,106)	(2,815)	(14,160)
Mining property shut-down costs	—	—	—	(857)	(857)
Interest income	7	89	—	235	331
Foreign exchange gain (loss)	(40)	(179)	(112)	2,736	2,405
Gain on sale of investments	—	—	—	4,625	4,625
Share of loss of significantly influenced investee	—	—	—	(229)	(229)
Other income (expense)	2	10	(1)	—	11

Income (loss) before income and capital taxes	688	(1,038)	(11,219)	3,695	(7,874)
(Provision for) recovery of income and capital taxes	(165)	(44)	(11)	(864)	(1.084)

Net income (loss)	$523	$(1,082)	$(11,230)	$2,831	$(8,958)

Expenditures on capital assets	$463	$1,153	$139	$(231)	$1,524

Expenditures on deferred stripping costs	$474	$2,412	$—	$—	$2,886

Total assets	$144,967	$61,562	$12,647	$52,484	$271,660

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

7.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	During the three months ended March 31, 2004, 5,760,000 Special Warrants were exercised resulting in the issue of 5,760,000 common shares of the Company.

(b)

	3 Months Ended March 31,
$(000)	2004	2003
Interest paid	$387	$354
Income and capital taxes paid	115	204

(c)	Net change in non-cash working capital items:

	3 Months Ended March 31,
$(000)	2004	2003
(Increase) decrease in:
Accounts receivable	$(1,279)	$(1,049)
Ore on leach pads	(544)	(93)
Inventories	4,535	22
Prepaid expenses	(1,103)	(1,240)
Increase (decrease) in:
Accounts payable and accrued liabilities	145	116

	$1,754	$(2,244)

8.	SUBSEQUENT EVENTS

(a)	In April 2004, Asia Gold Corp (“Asia Gold”), a 51.1% subsidiary of the Company, entered into an agreement to sell its 90% interest in its South Korean properties to Hangum Co. Ltd., a South Korean company that currently owns the other 10% interest in these assets. In consideration for the sale of these assets, Asia Gold will receive $422,000 plus all proceeds from the eventual sale of concentrate produced up to March 31, 2004 and held in inventory at that time. This transaction is scheduled to close in mid-June, 2004 and is subject to regulatory approval.

(b)	In April 2004, the Company signed an agreement with Jinshan Gold Mines (“Jinshan”) to restructure their existing participation arrangements in respect of certain joint ventures. The new agreement reduced Ivanhoe Mines’ maximum earn-in from 80% to 50% on existing projects in China. Ivanhoe Mines retained the right to earn up to 80% of the available interest in any new projects acquired by Jinshan in China (excluding those in Anhui and Liaoning provinces). The new agreement also contained a mutual non-compete clause, whereby Jinshan agreed not to compete for any new mineral properties in Inner Mongolia and Ivanhoe Mines agreed not to compete for any new mineral properties in Liaoning Province. Ivanhoe Mines also transferred to Jinshan 50% of its interest in the Shuteen exploration licence in southern Mongolia.

In consideration for the transaction, Jinshan issued to Ivanhoe Mines 2.5 million units, each consisting of one Jinshan common share and one share purchase warrant exercisable for two years to purchase an additional common share of Jinshan at a price of Cdn $2.20. Also, Ivanhoe Mines reimbursed Jinshan $2.4M in relation to exploration costs incurred on the projects. Ivanhoe Mines now holds 38.7% of the issued and outstanding shares of Jinshan.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2004 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2003. In this discussion and analysis, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint venture. The effective date of this MD&A is May 7, 2004.

Additional information about the Ivanhoe Mines, including its annual information form, is available on SEDAR at www.sedar.com

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability to obtain project financing and other risks. Forward -looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward -looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of reserves and mineral resources will be accurate, and that reserves and mineral resources could be mined or processed profitably.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

SELECTED FINANCIAL INFORMATION

(All amounts in millions of U.S.dollars,
except per share information)

	Quarter ended March 31,
	2004	2003
Revenue
Copper	9.4	4.6
Iron	18.4	16.0

Total Revenue	27.8	20.6
Operating profit (loss)
Copper	5.9	1.2
Iron	(4.1)	(0.7)

Total operating profit	1.8	0.5
Exploration expenses	20.7	10.8
Gain on sale of investments	(1.2)	(4.6)
Net loss	27.9	9.0
Net loss per share	$0.10	$0.04
Total assets	407.2	272.9
Total long-term financial liabilities	11.8	11.0

Units sold - tonnes
Copper cathode - 50% share	3,734	2,927
Iron ore pellets	572,933	571,405
Units produced - tonnes
Copper cathode - 50% share	3,836	3,065
Iron ore pellets	552,727	578,679

Sale price
Copper cathode - US$/pound	$1.20	$0.74
Iron ore pellets - US$/tonne	$32	$28

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

SELECTED QUARTERLY DATA

($ in millions except per share
          information)

	2004	2003 (1)				2002 (1)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Copper	9.4	6.7	6.1	5.5	4.6	5.0	5.1	5.4	4.7
Iron	18.4	18.8	14.5	17.5	16.0	16.3	14.1	19.4	17.1

	27.8	25.5	20.6	23.0	20.6	21.3	19.2	24.8	21.8
Operating profit (loss)
Copper	5.9	4.5	2.0	(2.7)	1.2	0.4	1.4	1.7	1.2
Iron	(4.1)	0.5	0.8	(2.6)	(0.7)	(2.1)	0.9	3.8	3.3

	1.8	5.0	2.8	(5.3)	0.5	(1.7)	2.3	5.5	4.5
Exploration expenses	(20.7)	(21.2)	(20.8)	(15.2)	(10.8)	(15.7)	(10.0)	(5.4)	(2.9)
Gain on settlement of debt	—	—	—	—	—	—	32.5	—	—
Write-down of assets	—	(1.2)	—	—	—	(1.9)	(18.0)	—	—
Net income (loss)	(27.9)	(17.3)	(27.0)	(19.7)	(9.0)	(28.7)	0.4	(2.9)	0.2
Net loss per share	$0.10	$0.07	$0.11	$0.08	$0.04	$0.15	—	$0.01	—

(1)	Certain numbers have been restated due to the adoption of new accounting standards.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

OVERVIEW & CORPORATE STRATEGY

Ivanhoe Mines is an international mining company whose principal current activity is exploring a major discovery of copper and gold at the Oyu Tolgoi (Turquoise Hill) project in southern Mongolia. It also has regional exploration programs targeting gold and copper, principally in Mongolia and China. Ivanhoe Mines’ operations also include the extraction of copper, gold and iron ore products from various mines in the Asia Pacific region.

The Company’s current priority is to focus the majority of its financial resources on continuing the exploration and development of the Oyu Tolgoi project. In 2003, the Company began to explore opportunities to rationalize non-core assets, including possible spinoffs, sales, joint ventures or other transactions involving such non-core assets. During the first quarter of 2004, as part of its plan to focus on the development of the Oyu Tolgoi project, the Company continued to consider selling or otherwise disposing of existing non-core assets. The Company also continued to assess opportunities to extend a minority participation in the Oyu Tolgoi project to one or more strategic partners. No assurances can be given that any such transaction or transactions will be completed.

Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration activities and expects, in 2004 and thereafter, to continue to rely on these markets as well as exploring other sources of capital (including with joint venture partners) in order to continue funding the development of the Oyu Tolgoi project. The Company does not expect to receive any cash distributions in 2004 from its two producing mines, as any available surplus cash generated by each mine will be used to either repay third-party loans or commitments or to expand existing operating mine capacity. Capital markets are subject to significant volatilities and uncertainties. There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed in whole or in part, since factors beyond Ivanhoe Mines’ control may adversely affect its access to funding or its ability to recruit third-party participants.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

EXECUTIVE SUMMARY – Q1’04

The Company recorded a net loss of $27.9 million (or $0.10 per share) in the first quarter, compared to a net loss of $9.0 million (or $0.04 per share) in 2003. Major factors in Q1’04 results included an operating profit from mining operations totaling $1.8 million and exploration expenses of $20.7 million. Exploration expenditures were primarily incurred on the Oyu Tolgoi (Turquoise Hill) Project and other projects in Mongolia. Exploration expenditures in Q1’04 are in line with the Company’s exploration expenditures in the last two quarters of 2003.

Mongolia

•	In Q1’04, Ivanhoe Mines’ drilling activities on the Oyu Tolgoi project expanded the mineral resources on the Hugo North zone, discovered additional gold and copper mineralization near surface in the Far Southwest zone and discovered high grade gold and copper mineralization in the Bride zone located between the Central and Southwest zones.

•	On May 6, 2004 the Company announced the results of an update to its resource estimate for the Hugo North and Hugo South deposits. Using a 0.60% copper equivalent cut-off grade, the revised estimate, prepared by AMEC of Canada, increased the November 2003 combined inferred resources for the Hugo deposits from 962 million tonnes grading 1.30% copper and 0.18 gram per tonne (“gpt”) gold to 1,160 million tonnes grading 1.29% copper and 0.23 gpt gold.

•	The Company announced its intention to complete and release the following three studies in 2004.

1) An Interim engineering study, expected to be released at the end of Q2’04, updating the Scoping study, previously issued in February 2004.

2) A feasibility study, expected to be released at the end of 2004, covering the planned development of the Oyu Tolgoi Project’s open-pittable mineral resources.

3) A pre-feasibility study, expected to be released at the end of 2004, covering planned underground block cave development of Hugo North’s mineral resources.

Myanmar

•	An expansion at the Monywa Copper Joint Venture, increasing copper production from 30,000 tonnes per annum (“tpa”) to 39,000 tpa, has been approved by the Myanmar Government and completion is projected in September, 2004. The capital cost of the expansion is projected at approximately US$3.7 million and expected to be funded by the Monywa Copper Joint Venture’s internally generated funds.

The Company’s share of operating profit from the Monywa Copper Joint Venture totaled $5.9 million in Q1’04, principally as a result of increased copper production and copper prices. In February 2004, following a principal repayment of $7.5 million, the Monywa Joint Venture’s debt balance was reduced to $22.5 million.

Australia

•	Iron price negotiations for the 2004 year were finalized early this year and resulted in a 19% increase in pellet price. Higher operating costs and the strengthening of the Australian dollar resulted in an operating loss for Q1’04 of $4.1 million compared to an operating loss of $0.7 million in Q1’03.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

Corporate

•	CIBC World Markets and Citigroup Global Markets have been retained by the Company to evaluate strategic alternatives for the Company’s Oyu Tolgoi (Turquoise Hill) Project in Mongolia. The Company has been approached by several international mining companies with respect to a possible transaction to provide funding for the development of the Oyu Tolgoi Project. The investment banks will help to evaluate the various options available to the Company.

•	In January, 2004, John Macken was appointed President, with the primary task of overseeing the construction of a mine at Oyu Tolgoi. Mr. Macken, 52, joined the Company after a 19-year career with Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development, based in New Orleans. He spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia (PTFI), and between 1996 and 1998, Mr. Macken headed an expansion valued at almost $ 1 billion at the Grasberg open pit and underground mining complex in a joint venture between Freeport and Rio Tinto, of London. The expansion was completed ahead of schedule and under budget.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

REVIEW OF OPERATIONS

A) EXPLORATION

Exploration expenses in Q1’04 totaled $20.7 million, compared to $10.8 million in Ql’03. The $9.9 million increase in costs is mainly due to the cost of engineering evaluation studies initiated in mid 2003 on the Oyu Tolgoi project and increased drilling and exploration activities on the Oyu Tolgoi project and other Mongolian properties.

a)	Mongolia – At the end of Q1’04, Ivanhoe Mines held directly and indirectly with Asia Gold Corp. (“Asia Gold”), a 51% subsidiary of the Company, interests in 116 exploration licenses covering approximately 10.1 million hectares. In Q1’04, Ivanhoe Mines spent $18.4 million on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi project ($16.5 million), the Kharmagtai and Chadman Uul ($0.3 million) and general reconnaissance projects ($1.6 million).

i)	Oyu Tolgoi Exploration - Recent drilling at the 100% owned Oyu Tolgoi project has been focused on upgrading a significant portion of the open-pit resources to the indicated and measured categories. In May 2004, the Company released an updated resource estimate of the Hugo North and Hugo South deposits. The revised resource estimate, prepared by AMEC of Canada., will be incorporated in the Interim engineering study currently expected to be released in the second quarter of 2004. The Interim engineering study will be prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Hugo North - Drilling during Q1’04 along the western projection of the Hugo North Zone expanded the dimensions of the high-grade copper and gold porphyry deposit, including a newly discovered zone of high-grade gold and copper lying on the western flank of the Hugo North Zone. Drilling results have increased the estimated width of the high-grade zone to intervals ranging between 180 to more than 400 metres and increased the depth of the high-grade deposit to depths of approximately 1,500 metres below surface.

On May 6, 2004 the Company announced new drilling results for both Hugo North and Hugo South deposits. The new drilling results, using a 0.60% copper equivalent cut-off grade, increased the Hugo deposits’ total inferred resources, as follows:

			Percent	Percent
Inferred resources Hugo			increase	metal
deposits	May’04	Nov’03	(decrease)	increase
Tonnage (tonnes x million)	1,160	962	21%
Grade - Copper(%)	1.29%	1.30%	(1%)	20%
- Gold (gpt)(1)	0.23	0.18	28%	54%

(1) Gramper tonne

Southwest Zone - The objective in 2004 for the Southwest Zone infill program is to upgrade the current inferred resources totaling 126.6 million tonnes grading 0.44% copper and 0.68 g/t gold. The infill drilling program on the Southwest Zone intersected during Ql’04 a near-surface zone of gold and copper mineralization in an area located on the southern end of the currently projected pit boundaries. Additional drilling efforts are planned in the second quarter to accelerate and complete the infill drilling program on the Southwest Zone and a final resource estimate is expected in July 2004.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

Bridge Zone - The infill drilling program at the Central Zone was completed in Q1’04 at a density sufficient to estimate total indicated resources for that zone. As part of the infill drilling program on an area located between the Central and Southwest Zones, a new zone (“Bridge Zone”) was encountered containing both near-surface and deeper mineralization. At the end of Q1’04, a total of seven drill rigs were operating at the Bridge Zone in order to release estimates of both inferred and indicated resources for that zone at the same time as the planned release of results for the Southwest Zone.

Ivanhoe Mines currently has a total of 20 drill rigs on the Oyu Tolgoi property. Four deep-hole rigs are exploring the depth and extent of high grade mineralization at the Hugo Dummett North deposit, two drills are completing geotechnical drilling on the Hugo North deposit and the remaining drills are exploring the Bridge and Southwest Zones. As drills become available in Q2’04, a 22 holes drilling campaign is planned on South Oyu in order to elevate the current inferred mineral resource inventory to an indicated level.

ii)	Oyu Tolgoi Studies - A preliminary assessment report (“Scoping study”) was issued in February 2004 by AMEC Ausenco Joint Venture detailing the results of the engineering efforts carried out during 2003. The report was lodged with the Ontario Securities Commission and is available from the SEDAR website (www.sedar.com).

The Scoping study included inferred resources that had not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Until there is additional drilling to upgrade the inferred to measured and indicated resources, there can be no certainty that the preliminary assessment will be realized. Conclusions from the study support the economic viability of both conventional open-pit and underground mining operations.

The Base Case from the Scoping study proposed a two-stage development approach. The first stage would consist of the construction of a process plant capable of handling 20 million tonnes of ore per year fed by open pits on the Southwest Oyu, Central Oyu and Hugo South deposits. The Scoping study estimates capital costs for the first stage to be $529 million. The second stage would involve an expansion of the concentrator in years three and four, increasing the milling capacity to 40 million tonnes of ore per year, with the increased capacity expected in year five. Using estimates of copper and gold prices at $1.00 per pound and $400 per ounce respectively, most of the capital expenditures in the second stage are expected to be funded from operating cash flows.

Ongoing engineering studies in Q1’04 include metallurgical and hydrogeological test work and computerized block cave modeling of the Hugo North deposit.

b)	Myanmar – In Q1’04, Ivanhoe Mines expended a total of $0.6 million on the Modi Taung gold property in Myanmar, the exploration activities mainly consisting of surface drilling and underground exploration on various gold veins. A scoping study for development of the Modi Taung veins was updated during 2003, with a target milling rate of 75 tonnes per day and the mining of ore material averaging 25 to 30 g/t gold. Final approval of the study is expected in Q2’04.

c)	Other

i)	China: Jinshan Gold Mines Inc. - Ivanhoe Mines is exploring for gold, copper and platinum-group metals in Inner Mongolia and Yunnan through a series of joint ventures with Jinshan Gold Mines Inc. (“JIN”), (formerly Pacific Minerals Inc.). At the end of October 2003, JIN and the Company reached an agreement in principle to restructure their existing participation arrangements in respect of these projects. The new agreement, which was finalized in April 2004 reduced Ivanhoe Mines’ maximum earn-in from 80% to 50% on

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

existing projects in China. Ivanhoe Mines retains the right to earn up to 80% of the available interest in any new projects acquired by JIN in China (excluding those in Anhui and Liaoning provinces). The new agreement also contains a mutual non-compete clause, whereby JIN agrees not to compete for any new mineral properties in Inner Mongolia and Ivanhoe Mines agrees not to compete for any new mineral properties in Liaoning province. Ivanhoe Mines also agreed to transfer to JIN 50% of its interest in the Shuteen exploration license in southern Mongolia.

ii)	Inner Mongolia: Ivanhoe Mines – Throughout Q1’04, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. In 2003, Ivanhoe Mines announced that it had entered into an agreement to form joint ventures with a Chinese government entity to explore for and develop gold, copper, silver, molybdenum and other minerals on three advanced projects in Inner Mongolia.

Ivanhoe Mines also holds an interest in the Oblaga gold-copper-molybdenum project, in Inner Mongolia. Inner Mongolia exploration expenditures in Q1’04 totaled approximately $0.5 million.

iii)	Australia: Cloncurry – In September, 2003, Ivanhoe Mines announced the $6.2 million acquisition of the Cloncurry project’s copper-gold mining and exploration leases in Australia. The Cloncurry leases cover an area of more than 1,450 square kilometres, approximately 160 kilometres southeast of Mount Isa in north-western Queensland. Ivanhoe Mines is planning to initiate a drilling program near the end of Q2’04.

iv)	Vietnam: Olympus Pacific Minerals – The Company holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company. The joint venture’s principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam. In March 2004, the Company and Olympus Pacific Minerals reached an agreement for the Company to convert its remaining interest in the Phuoc Son gold project into shares of Olympus Pacific Minerals.

v)	South Korea – At the beginning of April 2004, Asia Gold agreed to sell all its interests in Korea to its Korean partner. In consideration for the sale, Asia Gold will receive $0.4 million in cash plus all proceeds from the eventual sale of concentrate produced at the Korean mine up to the end of Q1’04. This transaction, scheduled to close in June 2004, will bring an end to Asia Gold’s exploration and mining activities in South Korea.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

B) MINING OPERATIONS

Copper operation

MONYWA COPPER JOINT VENTURE (“S&K MINE”), MYANMAR

	Three months ended March 31,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)
Total tonnes moved (1)	Tonnes (000’s)	2,634	5,409	(51%)
Tonnes of ore to heap	Tonnes (000’s)	1,417	2,270	(38%)
Ore grade	CuCN %	0.77%	0.55%	39%
Strip ratio	Waste/Ore	0.76	1.02	(25%)
Cathode production	Tonnes	7,672	6,130	25%	3,836	3,065	25%
Tonnage sold	Tonnes	7,468	5,854	28%	3,734	2,927	28%
Average sale price received	US$/pound				$1.20	$0.74	63%
Sales	US$(000)				9,386	4,580	105%
Cost of operations	US$(000)				2,198	2,157	2%
Operating profit	US$(000)				5,903	1,218	385%

(1) Include ore and waste material

Copper prices on the London Metal Exchange reached a high point of $1.44 per pound on April 19, 2004 very close to the high mark of $1.47 per pound established in July 1995. Copper prices have steadily increased since November, 2001 when they reached a low point of $0.60 per pound. By the end of April 2004, copper prices have eased to $1.25 per pound, mainly based on recent fears of a projected slow down in China’s ongoing economic expansion.

Based on higher than expected ore grades mined over the last six months and a recent geological evaluation, the Monywa Copper Joint Venture started in Q1’04 a drilling program, with the aim of proving up additional ore material from targets located within and to the north of the Sabetaung South pits.

The 2% increase in costs of operations in Q1’04 is the net result of an 8% increase in processing costs net of a 24% decrease in mining costs . The increase in processing costs is mainly due to chemicals used in the leaching process. The lower mining cost were the result of the 39% increase in ore grade allowing for a 51% decrease in total tonnages mined during the quarter.

The management of the Monywa Copper Project intends to increase, by the end of March 2005, the mine’s annual copper production capacity to 39,000 tonnes. Total copper cathode production for 2004 is currently projected at 32,000 tonnes.

Current plans for the Monywa Copper Joint Venture are to develop the Letpadaung deposit and incrementally expand the current copper cathode capacity over the next six years to a total of 129,000 tonnes of copper per year. The increase in production capacity over the next six years has been designed so that all capital expenditures are expected to be financed from the mine’s internally generated cash flows.

Following a $7.5 million semi-annual principal payment by the S&K Mine at the end of February 2004, the S&K’s project debt balance was reduced to $22.5 million. The S&K Mine remains in technical default of certain covenants under the project debt agreement. However, based on the S&K Mine’s discussions with the project lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given in this regard.

The Company believes the S&K Mine has the ability to generate sufficient cash from operations, in the short and long term, to repay its obligations and maintain planned production.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

Iron operation

SAVAGE RIVER MINE, TASMANIA

	Three months ended March 31,
				Percent
				Increase
		2004	2003	(decrease)
Total volumes moved (1)	BCM (000’s)	2,108	2,732	(23%)
Tonnes milled	(000’s)	1,272	1,395	(9%)
Strip ratio	Tonnes waste/tonnes ore	6.3	6.6	(5%)
Concentrate production	Tonnes (000’s)	524	608	(14%)
Iron ore content	Fe%	31.2%	33.0%	(6%)
Pellet production	Tonnes	552,727	578,679	(4%)
Pellet sales	Tonnes	572,933	571,405	0%
Sales	US$/tonne	$32	$28	15%
	US$(000)	18,366	15,968	15%
Cost of operations	US$(000)	21,454	15,719	36%
Operating profit (loss)	US$(000)	(4,091)	(697)	487%
Average foreign exchange rate	US$/AUD$	0.7651	0.5930	29%

(1) Include ore and waste material

Pellet prices at Savage River are negotiated once a year and are priced in U.S. dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of each calendar year. The increase in pellet prices for the 2003 year was about 9% and the increase in pellet prices for 2004 is 19.5%. The iron-ore market and the demand for iron-ore pellets is very strong in 2004 to date, with much of the demand coming from China. The tight ore supply has promp ted steel mills to secure long-term iron-ore pellet contracts. Although the pellet price is negotiated every year, most of the planned production for the Savage River Mine over the next three to four years now has been taken up in supply contracts.

The financial gains resulting from the 2003 increase in pellet prices and the expected increase in 2004 have been totally eroded in Ql’04 by the strengthening of the Australian dollar (“AUD$”). The Australian dollar has steadily strengthened since September 2001, when it reached a low point of U.S. $0.48/AUD$, to a high mark of U.S.$0.80 in February 2004. Since February 2004, the Australian dollar has weakened and at the end of April 2004 it stood at U.S.$0.72/AUD$. For the 2003 year, the Australian dollar averaged U.S.$0.653/AUD$.

The 36% increase in cost of operations in Q1’04 is mainly attributed to the 29% increase in the Australian dollar. When denominated in Australian dollars, costs of operations in Q1’04, before changes in inventories decreased by 8% and costs of operations after changes in inventories increased by 5%. Costs savings resulting from the switch to natural gas are the main contributor to the 8% decrease in costs of operations. The strengthening of the Australian dollar in Q1’04 decreased the net realizable value of inventories for run of mine material, concentrate and pellets because the net realizable value of those inventories is pegged to the U.S. dollar.

To offset the negative impact of a strong Australian dollar, the management of the Savage River Mine will have to improve the economic viability of the mine by continuing efforts to lower costs and successfully negotiate financial assistance from third parties.

Using an annual average exchange rate of U.S.$0.75/AUD$, the management of the Savage River Mine forecasted a cash shortfall of $2.3 million for the 2004 year. The Company funded this $2.3 million cash shortfall in Q1’04 but has not committed nor made any decision to commit additional funds to finance any future cash shortfall at the Savage River Mine. If the management of the Savage River Mine is unable to obtain the necessary funding, including third party financial assistance when needed, the mine may not be able to continue as a going concern and, accordingly, adjustments may be required to the carrying value of the Company’s investment in the Savage River Mine. All debt obligations of the Savage River Mine to

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

third parties are non-recourse to the Company.

Total pellet production forecast for 2004 is estimated at approximately 2.3 million tonnes.

C) ADMINISTRATIVE AND OTHER

General and administrative – The $2.4 million increase in General and Administrative expenditures is primarily due to the increase in stock-based compensation charges in Q1’04. Stock-based compensation costs totalled $2.2 million in Q1’04 compared to $0.3 million in 2003.

Foreign exchange gains – In 2003, the Company maintained most of its cash resources in Canadian dollars. The foreign exchange loss in Q1’04 is mainly due to the weakening of the Canadian dollar against the U.S. dollar during the quarter.

Share of loss on significantly influenced investees – The Company has a greater than 20% equity interest in the following two companies, Jinshan Gold Mines Inc. and Intec Ltd. The $0.4 million loss represents the Company’s share of net losses for these two companies in Ql’04.

Share Capital – At May 7, 2004, the Company had a total of 271.7 million common shares and purchase warrants outstanding as shown in the following table:

Share purchase warrants
outstanding	Maturity date	Strike price
7.150 million(1)	December 19, 2004	Cdn$ 12.00 per share
	December 19, 2005	Cdn$ 12.50 per share
5.76 million (2)(3)	February 15, 2005	$8.68 per share

(1) Each warrant entitles the holder to acquire one common share.

(2) Each 10 warrants entitle the holder to acquire one common share.

(3) In 2004, the expiry date was extended from February, 2004 to February, 2005.

At May 7, 2004, the Company had a total of approximately 9.9 million incentive stock options outstanding with a weighted average exercise price per share of Cdn$4.09 . Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At March 31, 2004, consolidated working capital was $102.1 million, including cash of $61.1 million, compared with working capital of $126.9 million and cash of $108.2 million at December 31, 2003.

Operating activities – The $23.9 million in cash used in operating activities in Q1’04 was primarily attributed to $20.7 million in exploration activities and $2.9 million in deferred stripping costs.

Investing activities – In Q1’04, a total of $ 19.2 million in cash was used in investing activities. The main cash expenditures consisted of the final $20.0 million installment of the $37.0 million purchase price for the BHP royalty interest acquisition.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

Financing activities - Financing activities in Q1’04 included $7.5 million in debt repayments for the S&K Mine ($3.75 million net to Ivanhoe Mines).

In October 2003, the Company raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$l 1.45) per Special Warrant. Each Special Warrant entitled the holder to acquire one common share and one common-share purchase warrant of the Company. In January 2004, the Special Warrants were converted into 5.76 million common shares of the Company and 5.76 million share-purchase warrants. Each 10 share-purchase warrants are exercisable to purchase one common share of the Company at $8.68 per share until February, 2005.

The Company’s existing cash resources are sufficient to meet all of its planned capital expenditures for the first six months of 2004. The Company expects to fund planned expenditures for the second half of 2004 from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third party participation in one or more of the Company’s projects or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for the second half of 2004 and thereafter. Over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi project, the Company’s other Mongolian exploration projects, its Chinese exploration projects and the Bakyrchik Gold Mine) to bring them into full production.

Contractual Obligations – Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts that include commitments for future operating payments under contracts for power, port operations, equipment rentals and other arrangements. Substantially all of the Savage River Mine’s obligations relate to commitments for natural gas, power and a mining contract. Currently, the mining operations at the Savage River Mine are scheduled to terminate at the end of 2007 and the pellet producing operations are scheduled to terminate in 2009.

Pursuant to a deferred purchase obligation, the management of the Savage River Mine and the Tasmanian Government are committed to co-managing the remediation of environmental exposures created by prior operations on the Savage River site. The remediation work may be carried out by the mine in conjunction with normal mining operations. This deferred obligation, which amounted to AUD $14.9 million at the end of Q1’04, is secured in part by a bank letter of credit for A UD$2.8 million and is repayable by December 24, 2014.

In Q1’04, there were no significant changes to Ivanhoe Mines’ level of contractual obligations since the end of 2003.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2003.

Accounting policies used in Q1’04 did not differ from the policies used in the preparation of financial statements at December 31, 2003.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

(Stated in U.S. dollars)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In Q1’04, the Company did not make any significant changes in nor take any significant corrective actions regarding its internal controls over financial reporting, or other factors that could significantly affect such internal controls over financial reporting. The Company’s CEO and CFO periodically review the Company’s disclosure controls over financial reporting. At the end of Q1’04, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company’s quarterly MD&A and related Consolidated Financial Statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditor prepares a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

May 14, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Registrar of Securities, Government of the Yukon Territory

Toronto Stock Exchange

Dear Sirs:

Re:	Ivanhoe Mines Ltd.
Interim Financial Statements

In compliance with National Policy 41, the following document was mailed on May 14, 2004 to shareholders on the company’s supplemental mailing list:

1.	Interim financial statements for the three months ended March 31, 2004 including the Management Discussion and Analysis.

Yours truly,
IVANHOE MINES LTD.
per:

“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1

PRESS RELEASE

May 14, 2004

This press release is issued pursuant to Section 111 of the Securities Act (British Columbia) and Section 141 of the Securities Act (Alberta).

Ivanhoe Mines Ltd. (“Ivanhoe”) has acquired 2.5 million shares of Jinshan Gold Mines Inc. (“Jinshan”) pursuant to Ivanhoe entering into and participating in the restructuring of certain mineral projects project participation arrangements with Jinshan.

Ivanhoe acquired the securities pursuant to a private transaction, which included a Project Reorganization Agreement between Ivanhoe and Jinshan, dated April 15, 2004 with respect to the reorganization of certain project participation agreements between the two parties.

Ivanhoe acquired these securities for investment purposes. Depending on economic or market conditions or matters relating to Jinshan, Ivanhoe may choose to either acquire additional securities or dispose of securities of Jinshan.

DATED: May 14, 2004.

IVANHOE MINES LTD.

Per:	Beverly A. Bartlett
Corporate Secretary

FORM 51-102F3

Material Change Report

1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (“Ivanhoe”) World Trade Centre Suite 654 - 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

May 6, 2004

3.	NEWS RELEASE

The news release was issued on May 6, 2004 and it was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

AMEC E&C Services (“AMEC”) of Vancouver, Canada has prepared an updated independent resource estimate in respect of the Hugo North deposit at Ivanhoe’s Oyu Tolgoi project in Mongolia. AMEC now estimates inferred resources at Hugo North of 666 million tonnes, grading 1.46% copper and 0.34 grams of gold per tonne, containing approximately 21.4 billion pounds (9.7 million tonnes) of copper and 7.3 million ounces of gold, at a 0.60% copper equivalent cut-off, representing an increase in copper of approximately 37% and an increase in gold of approximately 84% since the previous estimate in November 2003 (the “November Estimate”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The updated Hugo North resource estimate (the “Updated Estimate”) was prepared by AMEC in conformance with the requirements of National Instrument 43-101 (“NI 43-101”) under the direction of Dr. Harry Parker, Ch.P.Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons under NI 43-101.

According to AMEC’s Updated Estimate, Hugo North, one of five copper and gold projects at Ivanhoe’s Turquoise Hill (Oyu Tolgoi) project, hosts inferred resources of 666 million tonnes, grading 1.46% copper and 0.34 grams of gold per tonne (a copper equivalent grade of 1.68%), at a 0.60% copper equivalent cut off, and contains approximately 21.4 billion pounds (9.7 million tonnes) of copper, representing an increase of approximately 37% since the November Estimate, and 7.3 million ounces of gold, representing an increase of 84% since the November Estimate.

A total of 90 holes, including daughter holes, have been drilled in Hugo North and these holes form the basis for the Updated Estimate. The majority of the holes have been drilled on east-west-oriented sections spaced on 150-metre intervals. The holes have been fanned 100 metres to 200 metres apart. The primary target has been the delineation of the >2% copper shell, the >1% copper shell, the >0.6% copper shell and the gold-rich zones contained within each shell.

Geostatistical and variogram studies by AMEC indicate that 150-metre-spaced lines with 80- to 100-metre-spaced holes should be sufficient to upgrade the inferred resources delineated to date at Hugo North to the indicated resource category. An additional 38 holes totalling up to 45,000 metres are planned to complete the drilling to the “indicated” level of confidence. Ivanhoe currently has four deep-hole drilling rigs operating at Hugo North.

Once the inferred resources identified to date at Hugo North are upgraded to the indicated category, they will be included in an overall development plan for the Oyu Tolgoi project that will dovetail early, open-pit production from the Southwest Zone and associated satellite deposits with large-scale development of the Hugo North and Hugo South deposits.

Detailed analyses of the updated, inferred mineral resources for the Hugo North deposit, at various copper equivalent cut-off grades, are provided in the following table:

Table 1: Hugo North Deposit – Growth in Inferred Resources (May, 2004)

	Copper					Contained	Contained
Hugo North	Eq.		Copper	Copper	Gold	Copper	Gold
Resources	Cut Off	Tonnes	Eq. %	%	g/t	(‘000 Ibs.)	(ounces)
May 04	> = 2.00	178,000,000	3.26	2.89	0.59	11,340,000	3,380,000
Nov. 03	> = 2.00	114,100,000	3.34	2.94	0.64	7,385,467	2,343,114
Addition		63,900,000	(0.08)	(0.04)	(0.05)	3,954,533	1,036,336
% change		+56%	-2.5%	-1.6%	-7.6%	+54%	+44%
May 04	> = 1.00	460,700,000	2.08	1.82	0.41	18,480,000	6,070,000
Nov. 03	> = 1.00	343,900,000	2.02	1.82	0.32	13,783,481	3,483,038
Addition		116,800,000	0.06	0.00	0.09	4,696,519	2,586,962
% change		+34%	+3.0%	0.1%	+30.2%	+34%	+74%
May 04	> = 0.80	568,400,000	1.85	1.61	0.37	20,170,000	6,760,000
Nov. 03	> = 0.80	409,700,000	1.84	1.65	0.29	14,934,346	3,781,197
Addition		1 58,700,000	0.01	(0.04)	0.08	5,235,654	2,978,803
% change		+39%	0.7%	-2.7%	+28.9%	+35%	+79%
May 04	> = 0.60	665,700,000	1.68	1.46	0.34	21,420,000	7,280,000
Nov. 03	> = 0.60	460,600,000	1.71	1.54	0.27	15,652,275	3,949,510
Addition		205,100,000	(0.03)	(0.08)	0.07	5,767,725	3,330,490
% change		+45%	-1.9%	-5.3%	+27.5%	+37%	+84%

The footnotes below apply to all resource tables within this release.

1)	Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

2)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

3)	Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. An indicated mineral resource is that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

Table 2: Hugo North Deposit – Range of Cut-Offs (Inferred Resources — May, 2004)

Copper
Eq. %
Cut-off		Copper	Copper	Gold	Copper	Gold	Copper Eq.
Grade	Tonnes	Eq (%)	(%)	(g/t)	(‘000 lbs.)	Ounces	(‘000 lbs.)
> = 3.50	66,200,000	4.22	3.74	0.75	5,460,000	1,600,000	6,160,000
> = 3.00	100,400,000	3.88	3.45	0.66	7,630,000	2,200,000	8,590,000
> = 2.50	137,300,000	3.57	3.17	0.63	9,630,000	2,790,000	10,840,000
> = 2.00	178,000,000	3.26	2.89	0.59	11,340,000	3,380,000	12,790,000
> = 1.50	259,900,000	2.75	2.43	0.50	13,920,000	4,180,000	15,750,000
> = 1.25	355,100,000	2.37	2.03	0.46	16,280,000	5,250,000	18,550,000
> = 1.00	460,700,000	2.08	1.82	0.41	18,480,000	6,070,000	21,120,000
> = 0.90	515,100,000	1.96	1.71	0.39	19,410,000	6,460,000	22,250,000
> = 0.80	568,400,000	1.85	1.61	0.37	20,170,000	6,760,000	23,180,000
> = 0.70	621,400,000	1.75	1.53	0.35	20,950,000	6,990,000	23,970,000
> = 0.60	665,700,000	1.68	1.46	0.34	21,420,000	7,280,000	24,650,000

Based on AMEC’s Updated Estimate, the amounts of gold and copper contained within Hugo North have increased significantly. Copper increased by 4.7 billion pounds, to 18.5 billion pounds, and gold increased by 2.59 million ounces, to 6.07 million ounces, at the 1% copper equivalent cut-off grade. At a lower cut-off grade of 0.6% copper equivalent - more typical of grades in underground block-caving operations - the increases were more dramatic: copper climbed by 5.77 billion pounds copper, to 21.4 billion pounds - an increase of 37%, and gold rose by 3.33 million ounces, to 7.28 million ounces - an increase of 84%.

Limited drilling has been conducted in the Hugo South Deposit since the November, 2003, resource estimate. A revised resource estimate for the zone is shown below.

Table 3: Hugo South Deposit – Inferred Resources – May, 2004

Copper Eq. Cut Off		Copper Eq.	Copper	Gold	Copper	Gold
%	Tonnes	(%)	(%)	(g/t)	(‘000 lbs)	(ounces)
> = 3.50	5,400,000	3.87	3.71	0.25	440,000	50,000
> = 3.00	12,000,000	3.52	3.38	0.21	890,000	80,000
> = 2.50	22,900,000	3.14	3.02	0.18	1,520,000	130,000
> = 2.00	39,200,000	2.77	2.67	0.15	2,310,000	190,000
> = 1.50	71,400,000	2.28	2.20	0.12	3,460,000	280,000
> = 1.25	133,800,000	1.85	1.78	0.10	5,250,000	430,000
> = 1.00	213,200,000	1.58	1.52	0.09	7,140,000	620,000
> = 0.90	251,300,000	1.48	1.42	0.09	7,860,000	730,000
> = 0.80	324,900,000	1.33	1.27	0.09	9,090,000	940,000
> = 0.70	419,100,000	1.20	1.14	0.09	10,530,000	1,210,000
> = 0.60	494,100,000	1.11	1.06	0.08	11,540,000	1,270,000
> = 0.50	594,600,000	1.02	0.96	0.08	12,580,000	1,530,000
> = 0.40	784,200,000	0.87	0.83	0.07	14,350,000	1,770,000
> = 0.30	1,110,600,000	0.72	0.68	0.07	16,640,000	2,500,000

The total inferred resource at the entire 2.6 kilometre-long Hugo Dummett deposit (Hugo North and Hugo South) now stands at 1,159,800,000 (1.16 billion) tonnes grading 1.29% copper and 0.23 grams of gold per tonne (a copper equivalent grade of 1.44%) at a 0.60% copper equivalent cut off. The combined resource at the Hugo Dummett deposit now contains approximately 33 billion pounds of copper and 8.58 million ounces of gold.

Table 4: Hugo North and Hugo South Inferred Resources — May, 2004 (AMEC)

Copper Eq.
Cut-Off		Copper Eq.	Copper	Gold	Copper Eq.	Copper	Gold
%	Tonnes	(%)	(%)	(g/t)	(‘000 lbs)	(‘000 lbs)	(ounces)
> = 3.50	71,600,000	4.19	3.74	0.71	6,610,000	5,900,000	1,630,000
> = 3.00	112,400,000	3.84	3.44	0.63	9,510,000	8,520,000	2,280,000
> = 2.50	160,700,000	3.51	3.15	0.57	12,430,000	11,160,000	2,950,000
> = 2.00	217,300,000	3.17	2.85	0.51	15,180,000	13,650,000	3,560,000
> = 1.50	331,300,000	2.65	2.38	0.42	19,350,000	17,380,000	4,470,000
> = 1.25	488,800,000	2.23	2.00	0.36	24,020,000	21,550,000	5,660,000
> = 1.00	673,900,000	1.92	1.73	0.31	28,520,000	25,700,000	6,720,000
> = 0.90	766,400,000	1.80	1.61	0.29	30,400,000	27,200,000	7,150,000
> = 0.80	893,300,000	1.66	1.49	0.27	32,680,000	29,340,000	7,760,000
> = 0.70	1,040,400,000	1.53	1.37	0.25	35,080,000	31,420,000	8,360,000
> = 0.60	1,159,800,000	1.44	1.29	0.23	36,810,000	32,970,000	8,580,000

Drilling at the Hugo North deposit also has significantly expanded the high-grade core of inferred resources greater than 2% copper equivalent, within this larger mineralized envelope, that now contains 178 million tonnes grading 2.89% copper and 0.59 grams of gold per tonne (a copper equivalent grade of 3.26%).

The tonnage in the high-grade zone is 56% higher than the amount of the November Estimate, and now contains approximately 11.3 billion pounds (5.14 million tonnes) of copper and 3.38 million ounces of gold. This represents an increase of 54% in the amount of copper and a 44% increase in the amount of gold in the high-grade core since the November Estimate.

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	EXECUTIVE OFFICER

The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:

Beverly A. Bartlett Ivanhoe Mines Ltd. Suite 654 - 999 Canada Place Vancouver, British Columbia V6C 3E1

Telephone: (604) 688-5755

8.	DATE OF REPORT

DATED at Vancouver, British Columbia this 14th day of May, 2004.

IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary